UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response . . . 6.20

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒. Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Orbital Corporation Limited – Preliminary Final Report

ABN 32 009 344 058

APPENDIX 4E

Financial year ended 30 JUNE 2005

Results for announcement to the market

		A$’000			A$’000
Total revenue from ordinary activities	Down	5,164	31%	to	11,597
Net profit/(loss) from ordinary activities after tax attributable to members	Down	4,513	N/A	to	(1,108)
Net profit/(loss) attributable to members	Down	4,513	N/A	to	(1,108)

There is no proposal to pay dividends for the year ended 30 June 2005

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 24 August 2005 accompanying this statement.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	CONSOLIDATED
		2005	2004
		$’000	$’000
Engineering services income		8,252	11,535
Licence and royalty income		2,217	3,209

Revenue from trading activities		10,469	14,744
Other income from ordinary activities		1,128	2,017

Total Revenue		11,597	16,761

Employee expenses		(8,602)	(8,598)
Depreciation and amortisation		(1,436)	(1,766)
Engineering consumables and contractors		(1,473)	(1,383)
Travel and accommodation		(998)	(908)
Communications and computing		(744)	(927)
Patent costs		(545)	(667)
Insurance costs		(551)	(610)
Audit, compliance and listing costs		(492)	(563)
Licence costs		—	(375)
Systems warranty provision, credits on expiry		233	442
Borrowing costs		(3)	(21)
Other expenses from ordinary activities		(1,144)	(629)
Share of net profit of Synerject (adjustment to Synerject provision)	2	2,936	2,700

Profit/(loss) from ordinary activities before related income tax		(1,222)	3,456
Income tax (expense)/benefit relating to ordinary activities	3	114	(51)

Net profit/(loss) after related income tax		(1,108)	3,405

Non-owner transaction changes in equity		—	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,108)	3,405

Basic earnings/(loss) per share (in cents)	4	(0.3)	0.8
Diluted earnings/(loss) per share (in cents)	4	(0.3)	0.8

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2005

	NOTE	CONSOLIDATED
		2005	2004
		$’000	$’000
Current Assets
Cash		7,972	12,350
Receivables		2,919	3,385
Inventories		12	31
Other		66	454

Total Current Assets		10,969	16,220

Non-Current Assets
Property, plant & equipment		7,424	8,449

Total Non-Current Assets		7,424	8,449

Total Assets		18,393	24,669

Current Liabilities
Payables		2,349	3,855
Interest-bearing liabilities		—	167
Provisions		1,540	1,545

Total Current Liabilities		3,889	5,567

Non-Current Liabilities
Interest-bearing liabilities		—	12
Non interest-bearing liabilities		19,000	19,000
Provisions		1,235	1,470
Other	8.1	654	3,897

Total Non-Current Liabilities		20,889	24,379

Total Liabilities		24,778	29,946

Net Assets/(Liabilities)		(6,385)	(5,277)

Equity
Contributed equity	5	216,768	216,768
Accumulated losses	6	(223,153)	(222,045)

Total Equity/(Deficiency)		(6,385)	(5,277)

		Cents	Cents
Net tangible assets/(deficiency) per share (in cents)		(1.56)	(1.29)

The statement of financial position is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED
	2005	2004
	$’000	$’000
Cash Flows Provided by/(Used in) Operating Activities
Cash receipts in the course of operations	11,124	15,387
Cash payments in the course of operations	(15,418)	(15,088)
Interest received	515	596
Borrowing costs paid	(3)	(21)
Income taxes paid	(38)	(180)

Net cash provided by/(used in) operating activities	(3,820)	694

Cash Flows Provided by/(Used in) Investing Activities
Proceeds from sale of property, plant & equipment	56	311
Payments for property, plant & equipment	(427)	(787)

Net cash provided by/(used in) investing activities	(371)	(476)

Cash Flows Provided by/(Used in) Financing Activities
Proceeds from issue of shares	—	3,527
Transaction costs from issue of shares	—	(226)
Finance lease payments	(179)	(161)

Net cash provided by/(used in) financing activities	(179)	3,140

Net increase/(decrease) in cash held	(4,370)	3,358

Cash at the beginning of the financial year	12,350	9,007
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(8)	(15)

Cash at the end of the financial year	7,972	12,350

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2004 and 2005.

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.1	Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2005 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $6.385 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	The consolidated entity made a net profit after tax of $0.415 million for the 6 months ended 30 June 2005.

(ii)	At 30 June 2005 the consolidated entity had cash of $7.972 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

(iv)	Included in non-current liabilities at 30 June 2005 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of Engines produced with OCP technology as at 30 June 2005 totalled approximately 470,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Reclassification of Comparative Information

For the comparative year ended 30 June 2004, Other expenses in the Statement of Financial Performance of $1,192,000 have been further dissected into Audit, compliance and listing costs of $563,000 and Other expenses of $629,000, to aid in comparison with the current year.

2.	SHARE OF NET PROFIT OF SYNERJECT LLC

As at 30 June 2005, the consolidated entity held a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%). The principal activities of Synerject are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process. Refer also Note 8.1.

	CONSOLIDATED
	2005	2004
	$’000	$’000
Share of net profit of Synerject LLC (being adjustment to provision for borrowings of Synerject LLC)
Share of profit from ordinary activities before income tax expense	2,658	2,584
Share of income tax expense	(21)	(198)

Share of net profit as disclosed by the joint venture entity	2,637	2,386
Adjustment - reversal amortisation of intangible	299	314

Share of net profit of Synerject LLC	2,936	2,700

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED
	2005	2004
	$’000	$’000
3. TAXATION

Prima facie income tax (expense) / credit

Calculated at 30% on the operating (profit)/loss	367	(1,037)
Increase/(decrease) in income tax credit due to:
- Withholding tax	114	(51)
- Other (non-deductible)/non-assessable amounts	(16)	(16)
- Cancellation of premises lease	—	(105)
- Depreciation allowance on tax revalued plant and equipment	173	173
- Research and development allowance	332	363

Income tax (expense)/credit on operating profit/(loss) before individually significant income tax items	970	(673)

Individually significant income tax items:
- Effect of higher rates of tax on overseas income	(118)	(170)
- US tax losses and timing differences utilised	968	1,444
- Australian tax losses and timing differences (not brought to account)	(1,706)	(652)

	(856)	622

Income tax (expense) / credit on operating profit/loss	114	(51)

	CONSOLIDATED
	2005	2004
4. EARNINGS / (LOSS) PER SHARE
Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	410,404,267	408,509,498

Weighted average number of ordinary and potential ordinary shares	410,404,267	408,509,498

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise price is greater than the average market price for the year ended 30 June 2005. Refer to Note 5.1 for details of outstanding options.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED
	2005	2004
	$’000	$’000
5. CONTRIBUTED EQUITY
Issued and paid-up capital

410,595,878 (2004: 410,017,878) ordinary shares, fully paid	216,768	216,768

Ordinary Shares
Balance at the beginning of year	216,768	213,467
Shares issued:
578,000 (2004: 645,604) shares issued pursuant to employee share plans	—	—
Nil (2004: 29,392,691) shares issued pursuant to share purchase plan	—	3,527
Transaction costs arising from issue of shares pursuant to share purchase plan	—	(226)

Balance at the end of year	216,768	216,768

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

5.1	Employee Option Plan

No options over unissued shares were granted during or since the end of the 2005 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2005 was $0.10 (30 June 2004: $0.14).

2000 Series B options are only exercisable once their hurdle price of $2.42 has been attained.

	CONSOLIDATED
	2005	2004
	$’000	$’000
6. ACCUMULATED LOSSES

Accumulated losses at beginning of the year	(222,045)	(225,450)
Net profit/(loss) attributable to members of the parent entity	(1,108)	3,405

Accumulated losses at end of the year	(223,153)	(222,045)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Segment Revenue	8,252	11,535	2,217	3,209	10,469	14,744

Unallocated other income					1,128	2,017

Total Revenue					11,597	16,761

Segment Result	(110)	2,113	608	1,661	498	3,774

Unallocated expenses - net (ii)					(4,632)	(3,555)
Reorganisation (expense)/credits					(257)	107
Surplus lease space credit					—	832
Plant and equipment writedown					—	(844)
Systems warranty credits					233	442
Share of net profit of Synerject (adjustment to Synerject provision)					2,936	2,700

Net Profit/(loss) before related income tax					(1,222)	3,456

Income tax (expense)/benefit					114	(51)

Profit/(loss) after tax attributable to members					(1,108)	3,405

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

	Engineering Services		Royalties and licences		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Non-cash (revenue) and expenses
Depreciation and amortisation	1,436	1,766	—	—	1,436	1,766
Other non-cash expenses	17	10	—	—	17	10

Segment non-cash expenses	1,453	1,776	—	—	1,453	1,776

Reorganisation expense/(credits)					257	(107)
Surplus lease space (credit)					—	(832)
Plant and equipment writedown					—	844
Systems warranty credits					(233)	(442)
Share of net profit of Synerject (adjustment to Synerject provision)					(2,936)	(2,700)
Foreign exchange translation (gain)					(349)	(367)

Total non-cash (revenue) and expenses					(1,808)	(1,828)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Segment Assets	9,686	11,810	735	509	10,421	12,319

Unallocated assets
Cash					7,972	12,350

Consolidated Total Assets					18,393	24,669

Segment Liabilities	4,812	6,266	—	—	4,812	6,266

Unallocated liabilities
Borrowings					19,000	19,179
Systems warranty provision					312	604
Provision for borrowings of Synerject LLC					654	3,897

Consolidated Total Liabilities					24,778	29,946

Consolidated Net Assets/(Liabilities)					(6,385)	(5,277)

Segment Acquisitions of Non current assets	427	787	—	—	427	787

(i)	Royalty and licence costs include direct patent costs and research and development.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Segment revenue	2,423	1,971	1,154	1,542	2,783	5,647	4,109	5,584	10,469	14,744

Segment assets	745	501	185	405	1,209	650	8,282	10,763	10,421	12,319

Acquisitions of non current assets	—	—	—	—	—	—	427	787	427	787

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

8.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

8.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2005, Orbital’s share of Synerject’s financing obligations amounted to A$9.189 million (US$7.000 million) (30 June 2004: A$12.225 million (US$8.500 million)).

The Company has booked a liability of A$0.654 million (30 June 2004: A$3.897 million) in the financial statements with respect to its 50% share of the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above.

8.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

9.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 30 June 2005.

Transition Management

The Board has established a formal implementation project, monitored by the Audit Committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005.

The project is achieving its scheduled milestones and the consolidated entity is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff. This phase included:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	evaluation of the implications for staff; for example, training requirements.

The assessment and planning phase is complete as at 30 June 2005.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

Design and implementation phase

This phase formulated the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS.

This phase incorporates:

•	formulation of revised accounting policies and procedures for compliance with AIFRS requirements;

•	identification of potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS;

•	development of revised AIFRS disclosures;

•	design of accounting and business processes to support AIFRS reporting obligations;

•	identification and planning of required changes to financial reporting and business source systems;

•	development of training programs for staff; and

•	implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff enabling the consolidated entity to generate the required reconciliations and disclosures of AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards.

This phase is substantially complete as at 30 June 2005.

Impact of transition to AIFRS

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies, is based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company’s and consolidated entity’s financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary; therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS. Consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of: -

•	changes in financial reporting requirements that are relevant to the Company’s and consolidated entity’s first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report;

•	additional guidance on the application of AIFRS in a particular industry or to a particular transaction;

•	changes to the Company’s and consolidated entity’s operations.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	IMPACT OF ADOPTING AIFRS (CONTINUED)
		CONSOLIDATED			CONSOLIDATED
		1 JULY 2004			30 JUNE 2005
		AGAAP	Transition	AIFRS	AGAAP	Transition	AIFRS
	Reconciliation of statements of financial position	$’000	impact $’000	$’000	$’000	impact $’000	$’000
	Current Assets
	Cash	12,350	—	12,350	7,972	—	7,972
	Receivables	3,385	—	3,385	2,919	—	2,919
	Inventories	31	—	31	12	—	12
	Other	454	—	454	66	—	66

	Total Current Assets	16,220	—	16,220	10,969	—	10,969

	Non-Current Assets
	Property, plant & equipment (note a)	8,449	—	8,449	7,424	—	7,424
	Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300

	Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724

	Total Assets	24,669	6,540	31,209	18,393	6,300	24,693

	Current Liabilities
	Payables	3,855	—	3,855	2,349	—	2,349
	Interest-bearing liabilities	167	—	167	—	—	—
	Provisions	1,545	—	1,545	1,540	—	1,540

	Total Current Liabilities	5,567	—	5,567	3,889	—	3,889

	Non-Current Liabilities
	Interest-bearing liabilities	12	—	12	—	—	—
	Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000
	Provisions	1,470	—	1,470	1,235	—	1,235
	Other	3,897	—	3,897	654	—	654

	Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889

	Total Liabilities	29,946	—	29,946	24,778	—	24,778

	Net Assets/(Liabilities)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

	Equity
	Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768
	Reserves (note d)	—	—	—	—	(371)	(371)
	Accumulated losses	(222,045)	6,540	(215,505)	(223,153)	6,671	(216,482)

	Total Equity/(Deficiency)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9. IMPACT OF ADOPTING AIFRS (CONTINUED)	CONSOLIDATED
	For the year ended 30 June 2005
Reconciliation of Statements of Financial Performance	AGAAP	Transition impact	AIFRS
	$’000	$’000	$’000

Revenue from trading activities	10,469	—	10,469
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	(371)	371	—
Other income from ordinary activities	1,499	(16)	1,483

Total Revenue	11,597	355	11,952

Borrowing costs - Interest expense	(3)	—	(3)
Net book value of asset disposals (note a)	(16)	16	—
Employee compensation (expense) (note c)	—	(1)	(1)
Other expenses from ordinary activities	(15,736)	—	(15,736)
Share of net profit of Synerject LLC	2,936	—	2,936

Profit/(loss) from ordinary activities before related income tax	(1,222)	370	(852)
Income tax (expense) / benefit (note b)	114	(240)	(126)

Net Profit/(loss) after related income tax	(1,108)	130	(978)

Accumulated losses reconciliations:

Accumulated losses as at 1 July 2004 under AGAAP	(222,045)

AIFRS reconciliation:
- Impact of taxation (note b)	6,540

Accumulated losses as at 1 July 2004 under AIFRS	(215,505)

Accumulated losses as at 30 June 2005 under AGAAP	(223,153)

AIFRS reconciliation:
- Impact of taxation (note b)	6,300
- Employee share compensation expense (note c)	(1)
- Loss on translation of foreign controlled entities (note d)	371
- Share based payments (note c)	1

Accumulated losses as at 30 June 2005 under AIFRS	(216,482)

AIFRS reconciliation:
- Non interest bearing liabilities restated at mortised cost (note e)	6,813

Accumulated losses as at 1 July 2005 under AIFRS	(209,669)

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(a)	Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS. However, as permitted by the election available under AASB 1, at transition freehold land and buildings are expected to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

The asset revaluation reserve balance relating to these assets is nil and therefore there will be no derecognition required at transition date.

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005.

(b)	Taxation

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

A deferred tax asset will be recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. This will result in earlier recognition of previously unrecognised tax losses. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the consolidated entity, at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense by $240,000 for the consolidated entity. Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase by $6,300,000 as at 30 June 2005.

(c)	Employee Benefits

Share based payments

Under current Australian GAAP no expense is recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance – based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002 which have vested before 1 January 2005. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and retained earnings are expected to be increased by $1,000 in the consolidated entity representing shares expense for the period.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(d)	Foreign Currency

Financial statements of foreign operations

Under current Australian GAAP Orbital considers its foreign operations as integrated and therefore the assets and liabilities of operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

This differing treatment is expected to result in $0.371 million in foreign exchange translation losses of the consolidated entity for the year ended 30 June 2005 being reclassified to foreign currency translation reserve under AIFRS, thereby improving the result for the period.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

(e)	Financial Instruments

Orbital expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation, and AASB 139 Financial Instruments: Recognition and Measurement. There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current Australian GAAP is expected to continue to apply.

The consolidated entity has followed Australian GAAP in accounting for financial instruments within the scope of AASB 132 and AASB 139 as described in Note 1 Statement of significant accounting policies.

As at 1 July 2005 the expected adjustment is that the $19,000,000 non-interest bearing loan from the Government of Western Australia is to be restated at amortised cost using the effective interest rate method. This is expected to result in a decrease in non-current loans payable of $6,812,769 and a corresponding increase to retained earnings (decrease to accumulated losses) plus an interest charge for the year ended 30 June 2006 of $622,170.

CONSOLIDATED
Total Shareholders Equity/(Deficiency)	$’000
Total Equity/(Deficiency) as at 30 June 2005 under AIFRS	(85)
- Non interest bearing liabilities to amortised cost (note e)	6,813

Total Equity/(Deficiency) as at 1 July 2005 under AIFRS	6,728

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

9.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(e)	Financial Instruments (Continued)

Impact of change in accounting policy on prior periods

The nature of the main adjustments to the transitional AIFRS balance sheet as at 1 July 2004 and the statement of financial performance for the financial year ended 30 June 2005 to achieve full compliance with AIFRS had accounting standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement been applied from 1 July 2004 would have been:

The $19,000,000 non-interest bearing loan from the Government of Western Australia would have been restated at amortised cost using the effective interest rate method. This would be expected to result in a decrease in non-current loans payable of $7,404,719 and a corresponding increase to retained earnings (decrease to accumulated losses) plus an interest charge for the year ended 30 June 2005 of $591,951.

(f)	Equity accounting investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity takes up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under AIFRS the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to zero and the consolidated entity provides for additional losses and recognises a liability to the extent that the consolidated entity has incurred legal obligations such as Orbital’s guarantee of Synerject obligations. AIFRS applies the requirements of AASB139 (Financial instruments: Recognition and measurement) to determine whether it is necessary to recognise any additional loss with respect to the consolidated entity’s net investment in the associate. These requirements include estimating the present value of the estimated future cash flows expected to be generated by the associate.

The differing standards are not expected to result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Annual Meeting

The annual meeting will be held as follows:

Place:	Rendezvous Observation City Hotel The Esplanade Scarborough Western Australia

Date:	Tuesday 25 October 2005

Time:	10.00am

Approximate date the annual report will be available: 23 September 2005

Audit

This report is based on accounts which are in the process of being audited.

APPENDIX 4E

Attachment 1

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

				2005	2004	2003
		NOTE		A$’000	A$’000	A$’000
1.	RECONCILIATION OF ACCOUNTS TO US GAAP

1.1	Profit and Loss Account
	Net profit (loss) reported under AUS GAAP			(1,108)	3,405	(1,865)
	Employee stock compensation	3	(a)	(249)	(122)	(254)
	Licence and marketing agreements	3	(b)	—	—	484
	Deferred tax asset	3	(c)	(1,340)	6,540	—
	Accounting standard change AUS GAAP	3	(d)	—	—	(40)
	Foreign currency hedge contracts	3	(e)	32	(32)	—

	Net profit/(loss) according to US GAAP			(2,665)	9,791	(1,675)

	Profit/(loss) per ordinary share - US GAAP (A cents)
	- Basic			(0.65)	2.40	(0.47)
	- Diluted			(0.65)	2.40	(0.47)

	Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
	- Basic			(25.97)	95.87	(18.76)
	- Diluted			(25.97)	95.87	(18.76)

	Number of ordinary shares in calculation (000’s)
	- Basic			410,404	408,509	357,060
	- Diluted			410,404	408,509	357,060

	The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

1.2	Shareholders’ Equity
	Shareholders’ equity reported per AUS GAAP financial statements			(6,385)	(5,277)	(11,983)

	Deferred tax assets	3	(c)	5,200	6,540	—
	Foreign currency hedge contracts	3	(e)	—	(32)	—
	Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	3	(f)	456	—	—

	Shareholders’ equity/(deficit) according to US GAAP			(729)	1,231	(11,983)

1.3	Reconciliation of movements in Shareholders’ Equity according to US GAAP
	Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period			1,231	(11,983)	(13,189)
	Net profit/(loss) according to US GAAP			(2,665)	9,791	(1,675)
	Equity issues - employee stock compensation			249	122	254
	Equity issues - share purchase plan and placement (net of issue costs)			—	3,301	2,627
	Share of movement of Synerject foreign currency translation reserve			456	—	—

	Shareholders’ equity (deficit) according to US GAAP			(729)	1,231	(11,983)

APPENDIX 4E

Attachment 1

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

				2005	2004	2003
		NOTE		A$000s	A$000s	A$000s
1.	RECONCILIATION OF ACCOUNTS TO US GAAP (continued)

1.4	Consolidated Balance Sheets
	Total assets reported per AUS GAAP financial statements			18,393	24,669	23,482
	Deferred tax assets	3	(c)	5,200	6,540	—
	Foreign currency hedge contracts - deferred costs	3	(e)	—	(16)	—

	Total assets according to US GAAP			23,593	31,193	23,482

				2005	2005*
				A$’000	US$’000
2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1	Statement of Earnings Data
	Total revenue			11,597	8,835
	Net profit			(2,665)	(2,030)

2.2	Balance Sheet Data at Year End
	Current assets			10,969	8,356
	Total assets			23,593	17,973
	Current liabilities			3,889	2,963
	Total long-term debt			19,000	14,474
	Other non-current liabilities			1,433	1,092
	Total shareholders’ equity			(729)	(555)

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.7618 = A$1.00 on 30 June 2005. Such translations are provided for information purposes only.

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2005, totalling $Nil (2004: $Nil; 2003: $0.484 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2003, 30 June 2004 and 30 June 2005 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2005.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. At 30 June 2004, the directors believed that in accordance with US GAAP and projections for future taxable income it is more likely than not that a tax benefit of A$6.540 million will be realised from carry forward tax losses and therefore recognised a deferred tax asset to such an extent.

Gross income tax losses at 30 June 2005 total approximately US$54.006 million and A$49.583 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$38.978 million at current income tax rates, A$6.540 million was recognised as a deferred tax asset at 30 June 2004 and taxable profits for the year ended 30 June 2005 in the United States have acted to reduce the deferred tax asset to A$5.200 million at 30 June 2005. Unlike AUS GAAP and Australian Equivalents to International Financial Reporting Standards, the deferred tax asset is not reset annually under US GAAP. A significant portion of the remaining A$33.778 million may potentially be booked in future periods once profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the 2003 year.

(e)	Foreign currency hedge contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP in the prior 2004 year and therefore could not defer any gains or losses on such contracts to other comprehensive income but instead recognised all gains and losses on such contracts in net income. During the current 2005 year the consolidated entity formally defined its methods for assessing hedge contracts such that the gains and losses on effective contracts could be deferred under US GAAP. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred in both years. Therefore the charge to net income under US GAAP at 30 June 2004 of A$0.032 million has been reversed in full in the 2005 year to other comprehensive income. At 30 June 2005 the fair value of the outstanding hedges have been recognised as an asset on the balance sheet of $0.007 million with a corresponding entry in hedge reserve.

APPENDIX 4E

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(f)	Equity accounting of investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity recognises a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under US GAAP the consolidated entity equity accounts its investment in Synerject LLC. Where continuing losses generate a net asset deficiency and Orbital is required to support the investee by future contributions or guarantees, a negative investment is recorded and the consolidated entity continues to take up its share of the profits/(losses) of Synerject LLC and its share of reserve movements including the foreign currency translation reserve.

This difference results in a transfer under US GAAP from other non current liabilities to foreign currency translation reserve for Orbital’s share of Synerject LLC’s foreign currency translation reserve as at 30 June 2005 of A$0.456 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date	24 August 2005	By	/s/ J.B.Abbott
(Signature)*
J.B.Abbott Company Secretary

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